UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 14)

Under the Securities Exchange Act of 1934

GOLD STANDARD VENTURES CORP.

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

380738104

(CUSIP Number)

Thomas J. Rice, Esq. Baker & McKenzie LLP 452 Fifth Avenue New York, NY 10018 (212) 626-4100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 23, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 380738104

1.	Names of Reporting Persons.
FCMI PARENT CO.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)
N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

NOVA SCOTIA, CANADA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
-0-
	8.	Shared Voting Power
27,161,401
	9.	Sole Dispositive Power
-0-
	10.	Shared Dispositive Power
27,161,401
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

27,161,401

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐
13.	Percent of Class Represented by Amount in Row (11)

7.59%
14.	Type of Reporting Person

CO
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CUSIP No. 380738104

1.	Names of Reporting Persons.
ALBERT D. FRIEDBERG
2.	Check the Appropriate Box if a Member of a Group (See Instructions)		(a)	☐
			(b)	☐
3.	SEC Use Only

4.	Source of Funds (See Instructions)
N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			☐
6.	Citizenship or Place of Organization

CANADA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power
-0-
	8.	Shared Voting Power
27,161,401
	9.	Sole Dispositive Power
-0-
	10.	Shared Dispositive Power
27,161,401
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

27,161,401

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares			☐
13.	Percent of Class Represented by Amount in Row (11)

7.59%
14.	Type of Reporting Person

IN
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The Statement on Schedule 13D filed on January 3, 2012 by FCMI Parent Co. (“FCMI”), Albert D. Friedberg and the Nancy Friedberg Family Trust, as amended by Amendment No. 1 filed June 13, 2012, Amendment No. 2 filed June 27, 2012, Amendment No. 3 filed March 10, 2014, Amendment No. 4 filed September 9, 2014, Amendment No. 5 filed February 4, 2015 by FCMI and Mr. Friedberg, Amendment No. 6 filed February 10, 2015, Amendment No. 7 filed May 21, 2015, Amendment No. 8 filed February 12, 2016, Amendment No. 9 filed November 1, 2016, Amendment No. 10 filed July 17, 2017, Amendment No. 11 filed February 28, 2018, Amendment No. 12 filed November 21, 2018 and Amendment No. 13 filed October 2, 2019 (as so amended, the “Statement”), relating to the common stock, without par value (the “Common Stock”) of Gold Standard Ventures Corp., a corporation organized under the laws of British Columbia, Canada (the “Issuer”), is hereby further amended with respect to the matters set forth below in this Amendment No. 14. Capitalized terms not otherwise defined herein have the meanings set forth in the Statement.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated to read as follows:

On the date of this Schedule 13D (Amendment No. 14), the Filing Persons are the beneficial owners of a total of 27,161,401 shares of Common Stock, constituting 7.59% of the outstanding Common Stock. All shares beneficially owned by the Filing Persons are presently outstanding and are owned directly by FCMI. Mr. Friedberg, through his control over FCMI shares held by members of his family and trusts for the benefit of members of his family, may be considered the beneficial owner of all of the Common Stock owned by FCMI. Except for such beneficial ownership by Mr. Friedberg, none of the directors or officers of FCMI beneficially owns any Common Stock.

The beneficial ownership percentage of the Filing Persons has been calculated as a percentage of 357,970,251 shares of Common Stock outstanding at August 4, 2021, as disclosed in the Issuer’s Management’s Discussion and Analysis for the six months ended June 30, 2021. The decrease in the Filing Persons’ beneficial ownership from 11.0% of the outstanding Common Stock, as most recently reported by the Filing Persons in their Schedule 13D (Amendment No. 13), to 7.59% of the outstanding Common Stock, as set forth herein, results from a combination of sales of shares of Common Stock in 2019 and 2020 and from a higher total number of shares of Common Stock outstanding on the date of this Schedule 13D (Amendment No. 14). None of the Filing Persons, and none of the officers or directors of FCMI, has effected any transactions in the Common Stock in the 60 days preceding the filing of this Amendment No. 14.

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SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information in this statement is true, complete and correct.

Dated: August 20, 2021

FCMI PARENT CO.

By:	/s/ Dan Scheiner
Name: Dan Scheiner
Title: Vice President

ALBERT D. FRIEDBERG, individually

/s/ Albert D. Friedberg
Albert D. Friedberg